Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

January 18, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Karen Rossotto, Esq.

        Re:    Global X Funds
            File No. 333-268810
Dear Ms. Rossotto:
On December 15, 2022, the Global X Funds (the "Trust" or the "Registrant") filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) related to the proposed reorganizations (each, a “Reorganization” and together, the “Reorganizations”) of the Emerging Markets Fund and the Emerging Markets Great Consumer Fund (each, a "Target Fund" and together, the "Target Funds"), each a series of the Mirae Asset Discovery Funds, into a corresponding, newly-created series of the Trust, the Global X Emerging Markets ETF and the Global X Emerging Markets Great Consumer ETF, respectively (each, an "Acquiring Fund" and together, the "Acquiring Funds"). This letter responds to the comments you provided related to the filing on behalf of the staff of the Commission (the “Staff”) on January 12, 2023. Please note that the Trust will file a pre-effective amendment to the Registration Statement on Form N-14 that will incorporate the responses to the Staff’s comments noted below.

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
1. Comment: With respect to page ii of the shareholder letter included in the Registration Statement, the disclosure notes the reputation, financial strength and resources of Global X Management Company LLC as

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 18, 2023

a consideration for Target Fund investors. How does this compare to the prior adviser and its reputation, financial strength and its resources? If the advisers are affiliated why is this consideration relevant? Please explain in correspondence or revise the disclosure as appropriate.
Response: The Registrant believes that these considerations are important because, although Global X Management Company LLC and Mirae Assets Global Investments (USA) LLC are under common control through the ownership of Mirae Asset Global Investments Co., Ltd. both entities are separately managed and operated and are in no way fungible.

2. Comment: With respect to the first full paragraph on page ii of the shareholder letter included in the Registration Statement, please feature more prominently the following sentence: “In addition, the following “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS” includes a description of required actions for shareholders who hold shares of the Target Funds in accounts that cannot hold ETF shares and should be read carefully.”

Response: The Registrant has updated the disclosure as shown below and has moved it to a separate paragraph:

 ~~In addition, t~~THE FOLLOWING “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS” INCLUDES A DESCRIPTION OF REQUIRED ACTIONS FOR SHAREHOLDERS WHO HOLD SHARES OF THE TARGET FUNDS IN ACCOUNTS THAT CANNOT HOLD ETF SHARES AND SHOULD BE READ CAREFULLY. For shareholders holding Target Fund shares in accounts that can hold shares of ETFs, assuming shareholder approval of the proposed Reorganizations, no additional action will need to be taken prior to the Reorganizations for the account to receive ETF shares.

3. Comment: With respect to the first full paragraph on page ii of the shareholder letter included in the Registration Statement, the disclosure notes that unless irrevocable a proxy may be revoked by certain means. Please inform the Staff if there are circumstances under which a proxy would be irrevocable and if so, indicate in which circumstances this would occur.

Response: Please note that the Registrant has updated the disclosure as shown below in response to the Staff’s comment:

~~Unless otherwise irrevocable, y~~ You may revoke your proxy (i) before it is exercised at the Special Meeting, either by writing to the Secretary of the Mirae Asset Discovery Funds at the address noted in the Proxy Statement/Prospectus or in person at the time of the Special Meeting or (ii) by voting your proxy again through the toll-free number or Internet website address listed in the enclosed voting instructions.

4. Comment: With respect to the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS”, please consider updating the response to the question “WHAT IS BEING PROPOSED?” to include a chart comparing and contrasting the features of an open end mutual fund versus an exchange-traded fund. Alternatively, please provide a definition of an exchange-traded fund.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 18, 2023

Response: The Registrant notes that the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS - WHAT ARE SOME FEATURES OF ETFS THAT DIFFER FROM MUTUAL FUNDS?” provides a comparison of ETFs in relation to mutual funds. The Registrant has updated the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS – WHAT IS BEING PROPOSED?” as follows in response to the comment to include the following sentence:

An ETF is a pooled investment vehicle with shares that can be bought or sold throughout the day on stock exchanges at market prices. ETFs do not sell shares directly to, or redeem shares directly from investors. Rather, only financial institutions known as authorized participants are permitted to purchase and redeem shares directly from the ETF.

5. Comment: With respect to the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS”, please consider updating the response to the question “WHAT WILL HAPPEN IF SHAREHOLDERS APPROVE THE REORGANIZATION AGREEMENT?” to clarify the disclosure in the third paragraph relating to the conversion of each class of shares of each Target Fund into Class I shares.

Response: The Registrant has revised the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS - WHAT WILL HAPPEN IF SHAREHOLDERS APPROVE THE REORGANIZATION AGREEMENT?” as shown below to clarify the disclosure:

In addition, if the Reorganization Agreement is approved by each Target Fund’s shareholders, immediately prior to the Reorganization, Class A and Class C shares ~~each class~~ of the Target Fund ~~other than Class I shares,~~ will ~~then~~ be converted into Class I shares (without a contingent deferred sales charge or other charge) in preparation for ~~immediately prior to~~ the Reorganizations.
6. Comment: With respect to the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS”, please consider updating the response to the question “ARE THERE ANY SIGNIFICANT DIFFERENCES BETWEEN THE INVESTMENT OBJECTIVES AND INVESTMENT STRATEGIES, POLICIES AND RISKS OF THE TARGET FUNDS AND THE ACQUIRING FUNDS?” to explain the implications of the risks to investors in a clear, concise and understandable way. Please consider expanding on earlier disclosures to clarify certain of the concepts discussed within this section.

Response: Please see the Registrant's response to Comment #4 above.

7. Comment: With respect to the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS”, please consider updating the response related to “Tax Efficiency.” in the question “WHAT ARE SOME FEATURES OF ETFS THAT DIFFER FROM MUTUAL FUNDS?” to clarify the tax efficiencies that investors may take advantage of.

Response: The Registrant has replaced the existing disclosure with the disclosure shown below in response to the comment:

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 18, 2023

Tax Efficiency. In a mutual fund, when portfolio securities are sold, including in order to rebalance holdings or to raise cash for redemptions, the sale can create capital gains that impact all taxable shareholders of the mutual fund. In contrast, shareholders of an ETF may benefit from the potential for greater tax efficiency with respect to the management of capital gains as a function of the in-kind creation and redemption process. The ETF structure permits an ETF to acquire securities in-kind and redeem securities in-kind, which generally allows shareholders of an ETF to defer the realization of capital gains. Thus, an ETF’s in-kind redemptions generally do not result in taxable distributions for its non-redeeming shareholders. Instead, non-redeeming shareholders in an ETF that creates and redeems its shares in-kind may recognize capital gains with respect to their ETF shares when they sell their ETF shares. The Acquiring Funds generally expect to redeem a significant portion of creation units for cash and, therefore, may recognize more capital gains than if they redeemed creation units in-kind.

8. Comment: With respect to the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS”, please consider updating the response related to “WHAT DO I NEED TO DO TO PREPARE FOR THE REORGANIZATIONS?” to disclose prominently the disclosure regarding Target Fund shareholders that do not currently have a brokerage account that can accept shares of ETFs.

Response: The Registrant has applied bold font to the disclosure below in response to the comment:

If shares are held in an account that cannot accept ETF shares at the time of the Reorganization of each Target Fund, Acquiring Fund shares received in the Reorganization will be held by a stock transfer agent, American Stock Transfer & Trust Company, LLC ("AST"), until a brokerage account is identified into which AST can transfer the shares. As planned, if Acquiring Fund shares are not transferred into a brokerage account within a year of the date of the Reorganization, the Acquiring Fund shares will be converted to cash and the cash proceeds sent to the account holder of record (subject to applicable federal or state laws concerning unclaimed property). The conversion of Acquiring Fund shares to cash may be subject to fees and expenses and will be a taxable event.

9. Comment: With respect to the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS”, please consider updating the response related to “WHAT DO I NEED TO DO TO PREPARE FOR THE REORGANIZATIONS?” to clarify that Target Fund shareholders may also redeem Target Fund shares prior to the proposed Reorganizations.

Response: The Registrant has updated the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS - WHAT DO I NEED TO DO TO PREPARE FOR THE REORGANIZATIONS?” as shown below:

In addition, prior to the consummation of the Reorganizations, you may redeem your Target Fund shares, generally resulting in the recognition of gain or loss for U.S. federal income tax purposes based on the difference between your tax basis in the shares and the amount you receive for them.

10. Comment: Please confirm that the Registration Statement disclosure states who is paying for the costs associated with the proposed Reorganizations.

Response: The Registrant confirms that the disclosure states who is paying for the costs of the proposed Reorganizations.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 18, 2023

11. Comment: With respect to the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS – WILL THE REORGANIZATIONS AFFECT MY ABILITY TO BUY AND SELL SHARES?”, please revise the answer for accuracy and completeness to note that prior to the closing of the Reorganizations investors may purchase and redeem shares of each Target Fund at NAV; post the closing of the proposed Reorganizations, investors may purchase Acquiring Fund shares on an exchange at market prices and please clarify the anticipated closing date and the last date that investors will receive NAV if the Reorganizations close as anticipated.

Response: The Registrant has updated the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS – WILL THE REORGANIZATIONS AFFECT MY ABILITY TO BUY AND SELL SHARES?” as follows in response to the comment:

Please note that prior to the closing of the Reorganizations investors may purchase and redeem shares of each Target Fund at the NAV of each Target Fund. Following the closing of the Reorganizations, investors may purchase Acquiring Fund shares on an exchange at market prices. If approved and certain other closing conditions are met or waived, the Reorganizations are expected to occur on or about May 5, 2023, or as soon as reasonably practicable after shareholder approval is obtained and the closing conditions are met or waived (the “Closing Date”). It is anticipated that shareholders may continue to purchase Target Fund shares until approximately three business days before the Closing Date and may continue to redeem Target Fund shares until approximately one business day before the Closing Date.

12. Comment: With respect to the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS”, please update the response to the question “WILL ANY FUND PAY FEES ASSOCIATED WITH THE REORGANIZATIONS?” to consider adding disclosure to highlight any tax implications including capital gains that may be incurred in connection with the anticipated portfolio repositioning. In addition, in terms of the anticipated repositioning, please clarify whether it reflects the sale by the Target Fund of certain securities and the subsequent repurchase of such securities by the Acquiring Fund. Please also disclose whether there is any cash performance drag issue with the level of repositioning. Lastly, please clarify the disclosure to note that a Target Fund shareholder who becomes a shareholder of the Acquiring Fund shareholder upon consummation of the proposed Reorganization will bear the aggregate of the proposed portfolio transaction costs as a shareholder of the Target Fund and the Acquiring Fund. Lastly, please consider whether the portfolio transaction costs are significant enough to be mentioned earlier in the Registration Statement.

Response: The Registrant has revised the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS - WILL ANY FUND PAY FEES ASSOCIATED WITH THE REORGANIZATIONS?” as follows and has moved the disclosure to an earlier part of the section titled "COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS:

No. GXMC has agreed to pay all costs associated with the Reorganizations, except for any related portfolio transaction costs. The portfolio transaction costs discussed below will be borne directly by the respective Target Fund/Acquiring Fund and therefore, indirectly by Target Fund/Acquiring Fund shareholders. There may be certain foreign markets where the transfer of the respective Target Fund’s portfolio holdings to the corresponding Acquiring Fund, as a result of the Reorganization, is not permissible. In such instances, the

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 18, 2023

Target Fund may need to dispose of such securities in advance of the Reorganizations, which will result in the recognition of gain or loss to the Target Fund. As of October 31, 2022, it is anticipated that approximately 40% of the Emerging Markets Great Consumer Fund’s portfolio and approximately 40% of the Emerging Markets Fund’s portfolio will be transitioned before the consummation of the respective Reorganizations. Such repositioning will result in transaction costs of approximately $65,000, or 0.21% of assets, for the Emerging Markets Fund and approximately $900,000, or 0.18% of assets, for the Emerging Markets Great Consumer Fund, which will be borne, respectively, by each Target Fund’s shareholders. The transaction costs anticipated in connection with the repurchase of such portfolio securities by the respective Acquiring Funds will be approximately $35,000, or 0.11% of assets, for the Global X Emerging Markets ETF and approximately $600,000, or 0.12% of assets, for the Global X Emerging Markets Great Consumer ETF. Such costs will be borne by the respective Acquiring Fund shareholders. If a Target Fund shareholder becomes an Acquiring Fund shareholder as a result of the Reorganization it will bear the portfolio transaction costs of both the Target Fund and its respective Acquiring Fund.

The portfolio repositioning to effect the Reorganizations may result in the Target Funds and the Acquiring Funds investing in cash on a temporary basis pending purchase and settlement of investments made pursuant to the Acquiring Funds’ respective principal investment strategies. Uninvested cash may negatively impact the performance of the Target Funds and the Acquiring Funds.

As of the date of this Proxy Statement/Prospectus, it is not anticipated that dispositions of portfolio holdings by the Target Fund will result in the recognition of material amounts of capital gains by Target Fund shareholders because portfolio holdings that may need to be sold are in a net unrealized depreciated position. The amount of any capital gain or loss that ultimately might be realized because of dispositions of portfolio holdings of the Target Fund will depend on the net unrealized appreciation or depreciation of such holdings at the time such holdings are sold.

13. Comment: With respect to the section of the Registration Statement titled “ADDITIONAL INFORMATION RELEVANT TO PROPOSAL 1 AND PROPOSAL 2 - Comparison of Fundamental and Non-Fundamental Policies of the Target Funds and the Acquiring Funds” please highlight any material differences between the fundamental and non-fundamental policies of the Target Funds and the Acquiring Funds.

Response: The Registrant confirms that any material differences between the fundamental and non-fundamental policies of the Target Funds and the Acquiring Funds are highlighted within the Registration Statement.

14. Comment: With respect to the section of the Registration Statement titled “ADDITIONAL INFORMATION RELEVANT TO PROPOSAL 1 AND PROPOSAL 2 - Comparison of Management of the Funds” please disclose when the discussion regarding the basis for the Global X Board’s approval of the Supervision and Administration Agreement and the related Investment Advisory Agreement and Investment Sub-Advisory Agreement for the Acquiring Funds will be available.

Response: The Registrant notes that the disclosure states that the discussion regarding the basis for the Global X Board’s approval of the Supervision and Administration Agreement and the related Investment Advisory Agreement and Investment Sub-Advisory Agreement for the Acquiring Funds will be available in the

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 18, 2023

Acquiring Funds’ first Semi-Annual Report or Annual Report to shareholders for the period ended October 31st or April 30th, respectively.
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.
                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.